                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
  UNDER SECTION 14(d)(1) or Section 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                               IP VOICE.COM, INC.
                                (NAME OF ISSUER)

                               IP VOICE.COM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                      PRIVATELY PLACED UNITS CONSISTING OF
                       NOTES, WARRANTS AND PREFERRED STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Barbara S. Will
                                IPVoice.com, Inc.
                       5050 N. 19th Avenue, Suite 416/417
                             Phoenix, Arizona 85015
                                 (602) 335-1231

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                           I. Douglas Dunipace, Esq.
                           Jennings, Strouss & Salmon
                          2 North Central, Suite 1600
                             Phoenix, Arizona 85004
                                 (602-262-5832)

                            CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
                  ----------------------                 ----------------------
                        $2,804,484                                $562

*        Assumes exchange of 46 Units valued at $61,054 per Unit.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             N/A              Filing Party:     N/A

Form or Registration No.:           N/A              Date Filed:       N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rules 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This filing relates to certain offers (the "Offers") to convert units purchased by investors in a private placement ("Units") into common stock of IP Voice.com, Inc. (the "Issuer") or to amend the Units. All information in the Offering Circular dated April 19, 2000 attached hereto as Exhibit 12(a)-1 ("Offering Circular") relating to the Offers is incorporated herein by reference in answer to some or all of the items below.

ITEM 1.  SUMMARY TERM SHEET.

         See Offering Circular.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         See Offering Circular.

ITEM 3.  IDENTIFY AND BACKGROUNDS OF FILING PERSON.

         (a) This statement is being filed by the Issuer subject company. The names and mailing addresses of the directors and executive officers of the Issuer, who are the persons specified in Instruction C to Schedule TO, are set forth below:


                NAME                                  ADDRESS                                OFFICE
                ----                                  -------                                ------
James K. Howson                        5050 N. 19th Avenue                    Chairman, Chief Executive Officer
                                       Suite 416/417
                                       Phoenix, Arizona 85015

                NAME                                  ADDRESS                                OFFICE
                ----                                  -------                                ------
Barbara S. Will                        5050 N. 19th Avenue                    Director, President and Chief
                                       Suite 416/417                          Operating Officer
                                       Phoenix, Arizona 85015

Anthony Welch                          5050 N. 19th Avenue                    Director, Senior Vice President of
                                       Suite 416/417                          Research and Development
                                       Phoenix, Arizona 85015

Russell Watson                         5050 N. 19th Avenue                    Director
                                       Suite 416/417
                                       Phoenix, Arizona 85015

Julie J. Bahavar                       5050 N. 19th Avenue                    Controller
                                       Suite 416/417
                                       Phoenix, Arizona 85015

Harry R. Bowman                        5050 N. 19th Avenue                    Executive Vice President
                                       Suite 416/417
                                       Phoenix, Arizona 85015

ITEM 4.  TERMS OF THE TRANSACTION.

         See Offering Circular.

         No securities are to be purchased pursuant to the Offers from any officer, director or affiliate of the Issuer.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as disclosed in the Issuer's Form 10-KSB for the year ended December 31, 1999, neither the Issuer nor, to the best of the Issuer's knowledge, any of its directors or executive officers is party to any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Issuer.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) With respect to the primary purpose of the Offers, see the Offering Circular.

         (b) The Units or portions of Units acquired in the Offers will be cancelled.

         (c) Any current plans, proposals, or negotiations of the Issuer, and, to the extent known to the Issuer, its executive officers and directors, with respect to the following are described below:

                  ITEM                           PLANS, PROPOSALS, NEGOTIATIONS
                  ----                           ------------------------------
(1)      Any extraordinary transaction,          From time to time, the Issuer
         such as a merger,                       discusses with various persons
         reorganization or liquidation,          the possibility of an
         involving the subject company           acquisition of or by the
         or any of its subsidiaries.             Issuer. However, no such
                                                 transaction has been agreed to.


(2)      Any purchase, sale or transfer          None.
         of a material amount of assets
         of the subject company or any
         of its subsidiaries.


(3)      Any material change in the              The Issuer is generally in
         present dividend rate or                discussions with various third
         policy, or indebtedness or              parties regarding possible
         capitalization of the subject           financing transactions that may
         company.                                involve the issuance of debt,
                                                 common stock, convertible
                                                 preferred stock, or any
                                                 combination of the above. The
                                                 Issuer is currently in
                                                 negotiations with a capital
                                                 formation group regarding a
                                                 possible investment in the
                                                 Issuer in exchange for
                                                 convertible preferred stock and
                                                 warrants. Definitive documents
                                                 have not been executed and
                                                 there is no assurance that any
                                                 such investment will be made.


(4)      Any change in the present board         Mr. Howson is the acting
         of directors or management of           Chairman and Chief Executive
         the subject company, including,         Officer of the Issuer. The
         but not limited to, any plans           Issuer is seeking a permanent
         or proposals to change the              replacement for these
         number or the term of directors         positions.
         or to fill any existing
         vacancies on the board or to
         change any material term of the
         employment contract of any
         executive officer.


(5)      Any other material change in            None.
         the subject company's corporate
         structure or business.


(6)      Any class of equity securities          None.
         of the subject company to be
         delisted from a national
         securities exchange or cease to
         be authorized to be quoted in
         an automated quotations system
         operated by a national
         securities association.


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

                  ITEM                           PLANS, PROPOSALS, NEGOTIATIONS
                  ----                           ------------------------------
(7)      Any class of equity securities          None.
         of the subject company becoming
         eligible for termination of
         registration under section
         12(g)(4) of the Act (15 U.S.C.
         78l).


(8)      The suspension of the subject           None.
         company's obligation to file
         reports under Section 15(d) of
         the Act (15 U.S.C. 78o).


(9)      The acquisition by any person           The Issuer is generally in
         of additional securities of the         discussions with various third
         subject company, or the                 parties regarding possible
         disposition of securities of            financing transactions that may
         the subject company.                    involve the issuance of debt,
                                                 common stock, convertible
                                                 preferred stock, or any
                                                 combination of the above. The
                                                 Issuer is currently in
                                                 negotiations with a capital
                                                 formation group regarding a
                                                 possible investment in the
                                                 Issuer in exchange for
                                                 convertible preferred stock and
                                                 warrants. Definitive documents
                                                 have not been executed and
                                                 there is no assurance that any
                                                 such investment will be made.


(10)     Any changes in the subject              None.
         company's charter, bylaws or
         other governing instruments or
         other actions that could impede
         the acquisition of control of
         the subject company.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Offering Circular.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) None of the Issuer, any executive officer or director of the Issuer, or any associate or majority owned subsidiary of any such person beneficially owns any of the Units.

         (b) Neither the Issuer nor, to the best of the Issuer's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, or any associate or majority-owned subsidiary of the Issuer, has engaged in any transaction involving the Units during the period of 60 business days prior to the date hereof.


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
ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with the transaction.



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
ITEM 10. FINANCIAL STATEMENTS.

         (a) The Consolidated Financial Statements included in the Company's Form 10-KSB for the fiscal year ended December 31, 1999 are hereby incorporated herein by reference. The remaining financial information required is contained in the Offering Circular.

         (b) See Offering Circular for the proforma financial information required.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The following is provided to the extent material to a security holder's decision whether to accept the Offers:

                  ITEM                                       RESPONSE
                  ----                                       --------
(1)      Any present or proposed                 Such material agreements,
         material agreement,                     arrangements, understandings
         arrangement, understanding or           and relationships are disclosed
         relationship between the                in the Issuer's Form 10-KSB for
         offeror and any of its                  the year ended December 31,
         executive officers, directors,          1999.
         controlling persons or
         subsidiaries.


(2)      To the extent known by the              None.
         offeror after reasonable
         investigation, the applicable
         regulatory requirements which
         must be complied with or
         approvals which must be
         obtained in connection with the
         tender offer.


(3)      The applicability of any                None.
         anti-trust laws.


(4)      The applicability of margin             See Offering Circular.
         requirements under section 7 of
         the Act (15 U.S.C. 78g) and the
         applicable regulations.


(5)      Any material pending legal              None.
         proceedings relating to the
         tender offer, including the
         name and location of the court
         or agency in which the
         proceedings are pending, the
         date instituted, the principal
         parties, and a brief summary of
         the proceedings and the relief
         sought.

         (b) Additional information with respect to the exchange offer and related matters is included in the Offering Circular.

ITEM 12. EXHIBITS.

         12(a)-1  Offering Circular, dated April 20, 2000.

         12(a)-2  Form of Amended Note.

         12(a)-3  Form of Agency and Security Agreement.

         12(a)-4  Form of Consent. (See Exhibit 12(a)-1)

         12(a)-5  Form of Election to Convert Units into Common Stock. (See
                  Exhibit 12(a)-1)

         12(a)-6  Form of Election to Amend Notes. (See Exhibit 12(a)-1)

         12(a)-7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (See Exhibit 12(a)-1)

         12(a)-8  Form of cover letter to unitholders.

         (b)      Not applicable.

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.



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
                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2000.

                                        IP VOICE.COM, INC., a Nevada corporation


                                        By /s/ Barbara S. Will
                                          ______________________________________

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
    12(a)-1       Offering Circular, dated April 20, 2000.

    12(a)-2       Form of Amended Note.

    12(a)-3       Form of Agency and Security Agreement.

    12(a)-4       Form of Consent. (See Exhibit 12(a)-1)

    12(a)-5       Form of Election to Convert Units into Common Stock. (See
                  Exhibit 12(a)-1)

    12(a)-6       Form of Election to Amend Notes. (See Exhibit 12(a)-1)

    12(a)-7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (See Exhibit 12(a)-1)

    12(a)-8       Form of cover letter to unitholders.

    (b)           Not applicable.

    (d)           Not applicable.

    (g)           Not applicable.

    (h)           Not applicable.




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